

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 25, 2017

Via Email
Chris Johnston
Principal Financial Officer
Enbridge Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 77002

>   **Re: Enbridge Energy Partners, L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 17, 2017**
>   **Form 8-K**
>   **Filed July 6, 2017**
>   **Form 8-K**
>   **Filed August 3, 2017**
>   **File No. 1-10934**

Dear Mr. Johnston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Future Prospects Update for Liquids, page 59

Expansion Projects, page 61

1.   We note that your Sandpiper Project was delayed due to updated projections which indicated that this project's pipeline capacity would not likely be needed until beyond

your current five-year planning horizon. We also note your disclosure that a long-term decline in crude oil prices could have a significant impact on future production and your rate of growth. To the extent there are any known trends or uncertainties related to your expansion projects which are reasonably likely to have a material favorable or unfavorable financial impact, disclose those trends or uncertainties. In addition, revise your disclosure to provide the amounts incurred to date for each expansion project. Refer to Item 303(a)(2) of Regulation S-K.

Critical Accounting Policies and Estimates, page 85

Asset Impairment, page 86

2.   We note your disclosure that the assumptions used in evaluating asset recoverability are subject to uncertainty and may result in the recognition of impairment charges, which could be significant. Expand your disclosure to discuss the degree of uncertainty associated with these key assumptions and identify potential events and/or changes in circumstances which would reasonably be expected to negatively affect these key assumptions. In addition, revise to include a discussion of the judgments and estimates inherent in assessing your expansion projects for impairment under FASB ASC 360-10-35-17, including the circumstances that resulted in the impairment of the assets related to your Sandpiper Project. Refer to section V of SEC Release No. 33-8350.

Notes to the Consolidated Financial Statements

Note 11 – Property, Plant and Equipment, page 123

3.   We note that you recorded an impairment charge of $756.7 million during the three months ended September 30, 2016 related to your Sandpiper Project. Please tell us the changes to events and circumstances that resulted in the withdrawal of your regulatory applications for the Sandpiper Project on September 1, 2016. Tell us how these facts and circumstances were different from the ones that existed when you filed on July 29, 2016 your 10-Q for the period ending June 30, 2016.

Form 8-K filed July 6, 2017

4.   Tell us your consideration of filing pro forma financial information for the sale of your ownership interests in the Midcoast Energy Partners, L.P. within four business days of the disposition. See Item 2.01 of Form 8-K, Rule 11-01(b)(2) of Regulation S-X and Question 129.01 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K. As part of your response, provide us with the results of the significance tests in accordance with Rule 1-02(w) of Regulation S-X.

<u>Form 8-K filed August 3, 2017</u>

<u>Exhibit 99.1</u>

5.   We note that you present adjusted net income per common unit and i-unit on a per share basis. Revise your presentation to provide a reconciliation of this non-GAAP earnings per share measure to GAAP earnings per share. Refer to Question 102.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 or Kevin M. Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources